UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Forestar Group Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

346233 10 9
(CUSIP Number)

DANIELE BEASLEY
COVE STREET CAPITAL, LLC
2101 East El Segundo Boulevard
Suite 302
El Segundo, California 90245
(424) 221-5897

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 346233 10 9

1	NAME OF REPORTING PERSON Cove Street Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,165,917*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,165,917*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,165,917*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO; IA

_______________
* Includes Shares underlying certain convertible notes.

CUSIP NO. 346233 10 9

1	NAME OF REPORTING PERSON Jeffrey Bronchick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,083*
	8	SHARED VOTING POWER 3,165,917*
	9	SOLE DISPOSITIVE POWER 4,083*
	10	SHARED DISPOSITIVE POWER 3,165,917*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,170,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

_______________
* Includes Shares underlying certain convertible notes.

CUSIP NO. 346233 10 9

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 5, 2016, CSC entered into a Director Nomination Agreement with the Issuer (the “Agreement”), pursuant to which the Issuer agreed to (i) appoint Mr. Ashton Hudson of Rock Creek Capital to the Issuer’s Board of Directors (the “Board”) as promptly as practicable, (ii) include Mr. Hudson as a nominee to the 2017 Class on the slate of directors to be elected at the Issuer’s annual meeting of stockholders of the Issuer to be held in 2016 (the “2016 Annual Meeting”) and (iii) exercise its reasonable best efforts, including the solicitation of proxies, to elect Mr. Hudson at the 2016 Annual Meeting.  Mr. Hudson will be offered the opportunity to become a member of the Board’s Nominating and Governance Committee.  In connection with the Agreement, Ms. Kathleen Brown resigned from her current position as a director of the Issuer, effective immediately upon the execution of the Agreement.  The Issuer also agreed not to increase the size of the Board during the Standstill Period (defined below).

The Agreement also provides that if Mr. Hudson resigns or is otherwise unable to serve as director (other than as a result of removal, or the failure to be elected at the 2016 Annual Meeting), the Issuer and CSC, shall select a mutually acceptable replacement director.

Pursuant to the Agreement, absent a material breach by the Issuer, CSC agreed to certain customary standstill provisions form the date of the Agreement until the earlier of (i) February 1, 2017 and (ii) 25 days before the nomination deadline for the 2017 annual meeting of the stockholders of the Issuer.

CSC also agreed, during the Standstill Period, to vote all Shares over which it and its affiliates have voting authority (i) for all existing directors nominated by the Board for election at a stockholders meeting and (ii) in accordance with any recommendation of the Board on any other proposal or other business set forth in Schedule 1 of the Agreement.

On February 8, 2016, the Issuer issued a press release to announce the Agreement, a copy of which is attached as Exhibit 99.2 and is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 5, 2016, CSC and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

99.1	Director Nomination Agreement by and among Cove Street Capital, LLC, its affiliates, and Forestar Group Inc., dated February 5, 2016.

99.2	Press Release, dated February 8, issued by Forestar Group Inc.

CUSIP NO. 346233 10 9

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2016

COVE STREET CAPITAL, LLC

By:	/s/ Daniele Beasley
	Name:	Daniele Beasley
	Title:	Chief Compliance Officer; Member

/s/ Jeffrey Bronchick
Jeffrey Bronchick